As filed with the Securities and Exchange Commission on August 15, 2006 Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
____________________

DELPHI FINANCIAL GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	13-3427277
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1105 North Market Street
Suite 1230
P.O. Box 8985
Wilmington, Delaware 19899
(302) 478-5142
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)
____________________

Robert Rosenkranz
Chairman of the Board
and Chief Executive Officer
Delphi Financial Group, Inc.
1105 North Market Street
Suite 1230
P.O. Box 8985
Wilmington, Delaware 19899
(302) 478-5142
(Address, including zip code, and telephone number,
including area code, of agent for service)
____________________

Copies to:

Chad W. Coulter, Esq. General Counsel Delphi Financial Group, Inc. 1105 North Market Street Suite 1230 P.O. Box 8985 Wilmington, Delaware 19899 (302) 478-5142	W. Leslie Duffy, Esq. Ann Makich, Esq. Cahill Gordon & Reindel llp 80 Pine Street New York, New York 10005-1702 (212) 701-3000
____________________

Approximate date of commencement of proposed sale to the public: From time to time after the registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.
____________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Maximum Amount to Be Registered	Proposed Maximum Offering Price Per Security (1)	Proposed Maximum Aggregate Offering Price (1)	Registration Fee
Class A Common Stock (par value $.01 per share)	307,944(2)	$38.145	$11,746,523.88	$1,257

(1)           Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low reported sale prices of our Class A Common Stock on the New York Stock Exchange on August 11, 2006, which was $38.145.

(2)           Pursuant to Rule 416 under the Securities Act of 1933, any additional shares of Class A Common Stock issued as a result of share subdivisions, bonus issues or similar transactions are deemed to be registered herewith. The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
307,944 Shares
DELPHI FINANCIAL GROUP, INC.
Class A Common Stock
___________________________

The selling shareholder named in this prospectus is offering up to 307,944 shares of Delphi Financial Group, Inc.’s Class A Common Stock. Delphi Financial Group, Inc. will not receive any of the proceeds from the sale of our shares by the selling shareholder, although we will receive the exercise price of the related options upon exercise by the selling shareholder. Delphi Financial Group, Inc. will pay all expenses incurred in registering and listing these shares, including legal and accounting fees.

The Class A Common Stock trades on the New York Stock Exchange under the symbol “DFG.” On August 11, 2006, the last reported sale price of the Class A Common Stock on the New York Stock Exchange was $38.30.
___________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
___________________________

See “Risk Factors” beginning on page 3 for certain information relevant to an investment in the securities offered hereby.

The securities may be offered in amounts, at prices and on terms determined at the time of offering. The securities may be sold directly to you or through broker-dealers.

August 15, 2006

TABLE OF CONTENTS
Page

Prospectus Summary	1
Risk Factors	3
Where You Can Find More Information	7
Incorporation of Documents by Reference	8
Use of Proceeds	9
Price Range of our Common Stock and Dividend Payments	9
Dividend Policy	9
Description Of Common Stock	9
Selling Shareholder	12
Plan of Distribution	12
Legal Opinions	13
Experts	13

-i-

Prospectus Summary

In this prospectus, unless the context requires otherwise, “we,” “us,” “our” and the “Company” refer to Delphi Financial Group, Inc. and its subsidiaries, and “Delphi” refers to Delphi Financial Group, Inc. only and not any of its subsidiaries.

Delphi Financial Group, Inc. is a holding company whose subsidiaries provide integrated employee benefit services. Delphi was organized as a Delaware corporation in 1987 and completed the initial public offering of our Class A Common Stock in 1990. We manage all aspects of employee absence to enhance the productivity of our clients and provide the related insurance coverages: long-term and short-term disability, excess and primary workers’ compensation, group life, travel accident and dental. Our asset accumulation business emphasizes individual fixed annuity products. We offer our products and services in all fifty states and the District of Columbia. Our two reportable segments are group employee benefit products and asset accumulation products. Our operating strategy is to offer financial products and services which have the potential for significant growth, which require specialized expertise to meet the individual needs of our customers and which provide us the opportunity to achieve superior operating earnings growth and returns on capital.

We have concentrated our efforts within certain niche insurance markets, primarily group employee benefits for small to mid-sized employers, where data from the Bureau of Labor Statistics indicate nearly all of the employment growth in the American economy has occurred in recent years. We also market our group employee benefit products and services to large employers, emphasizing unique programs that integrate both employee benefit insurance coverages and absence management services. We also operate an asset accumulation business that focuses primarily on offering fixed annuities to individuals planning for retirement.

Our primary operating subsidiaries are as follows:

Reliance Standard Life Insurance Company (“RSLIC”), founded in 1907 and having administrative offices in Philadelphia, Pennsylvania, and its subsidiary, First Reliance Standard Life Insurance Company (“FRSLIC”), underwrite a diverse portfolio of group life, disability and accident insurance products targeted principally to the employee benefits market. RSLIC also markets asset accumulation products, primarily fixed annuities, to individuals and groups. The financial strength rating of RSLIC as of July 2006 as assigned by A.M. Best was A (Excellent). Financial strength ratings are based upon factors relevant to policyholders and are not directed toward protection of investors. Delphi, through Reliance Standard Life Insurance Company of Texas (“RSLIC-Texas”), acquired RSLIC and FRSLIC in November 1987.

Safety National Casualty Corporation (“SNCC”) focuses primarily on providing excess workers’ compensation insurance to the self-insured market. Founded in 1942 and located in St. Louis, Missouri, SNCC is one of the oldest continuous writers of excess workers’ compensation insurance in the United States. The financial strength rating of SNCC as of July 2006 as assigned by A.M. Best was A (Excellent). Delphi, through SIG Holdings, Inc. (“SIG”), acquired SNCC in March 1996. In 2001, SNCC formed an insurance subsidiary, Safety First Insurance Company, which also focuses on selling excess workers’ compensation products to the self-insured market.

Matrix Absence Management, Inc. (“Matrix”), founded in 1987, provides integrated disability and absence management services to the employee benefits market across the United States. Headquartered in San Jose, California, Matrix was acquired by us in June 1998.

We are incorporated in the State of Delaware. Our principal executive offices are located at 1105 North Market Street, Suite 1230, Wilmington, Delaware 19899. Our telephone number is (302) 478-5142. Our website is www.delphifin.com. The information contained on our website is not incorporated by reference into this prospectus.

Cautionary Note Regarding Forward-Looking Statements

In connection with, and because we desire to take advantage of, the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward-looking statements in this prospectus and in any other statement made by us, or on our behalf, whether in future filings with the SEC or elsewhere. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results, prospects, outlooks or other developments. Some forward-looking statements may be identified by the use of terms such as “expects,” “believes,” “anticipates,” “intends,” “judgment,” “outlook” or other similar expressions. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic, competitive and other uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. Examples of such uncertainties and contingencies include, among other important factors, those affecting the insurance industry generally, such as the economic and interest rate environment, federal and state legislative and regulatory developments, including but not limited to changes in financial services, employee benefit and tax laws and regulations, market pricing and competitive trends relating to insurance products and services, acts of terrorism or war, and the availability and cost of reinsurance, and those relating specifically to our business, such as the level of our insurance premiums and fee income, the claims experience, persistency and other factors affecting the profitability of our insurance products, the performance of our investment portfolio and changes in our investment strategy, acquisitions of companies or blocks of business, and ratings by major rating organizations of Delphi and our insurance subsidiaries. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by us, or on our behalf.

RISK FACTORS

An investment in the offered securities involves a degree of risk. Prospective investors should carefully evaluate the following considerations in addition to the other information in this prospectus, including the information in the documents incorporated by reference, before purchasing any of the securities offered hereby.

Reserves established for future policy benefits and claims may prove inadequate.

Our reserves for future policy benefits and unpaid claims and claim expenses are estimates that entail various assumptions and judgments. These reserves are calculated using various generally recognized actuarial methodologies and are based upon assumptions that management believes are appropriate and which vary by type of product. Annually, external actuarial experts also review our methodologies, assumptions and the resulting reserves. The estimation process is complex and involves information obtained from company-specific and industry-wide data, as well as general economic information. The most significant assumptions made in the estimation process for future policy benefits relate to mortality, morbidity, claim termination and discount rates. The reserves for unpaid claims and claim expenses are determined on an individual basis for reported claims and estimates of incurred but not reported losses are developed on the basis of past experience. The most significant assumptions made in the estimation process for unpaid claims and claim expenses are the trend in loss costs, the expected frequency and severity of claims, changes in the timing of the reporting of losses from the loss date to the notification date, and expected costs to settle unpaid claims. The assumptions vary based on the year the claim is incurred. Disability reserves for unpaid claims and claim expenses are discounted using interest rate assumptions based upon projected portfolio yield rates for the assets supporting the liabilities. The assets selected to support these liabilities produce cash flows that are intended to match the timing and amount of anticipated claim and claim expense payments. Excess workers’ compensation claim reserves are discounted using interest rate assumptions based on the risk-free rate of return for U.S. Government securities with a duration comparable to the expected duration and payment pattern of the claims at the time the claims are settled. The rates used to discount reserves are determined annually. The methods and assumptions used to establish reserves for future policy benefits and unpaid claims and claim expenses are continually reviewed and updated based on current circumstances, and any resulting adjustments are reflected in earnings currently.

Our projected ultimate insurance liabilities and associated reserves are estimates which are subject to variability, since the factors and events affecting the ultimate liability for claims have not all taken place, and thus cannot be evaluated with certainty. Moreover, under the actuarial methodologies utilized by us, these estimates are subject to reevaluation based on developing trends with respect to our loss experience. Such trends may emerge over longer periods of time, and changes in such trends cannot necessarily be identified or predicted at any given time by reference to current claims experience, whether favorable or unfavorable. If our actual loss experience from our current or discontinued products is different from our assumptions or estimates, our reserves could be inadequate. In such event, our results of operations, liquidity or financial condition could be materially adversely affected.

The market values of our investments fluctuate.

The market values of our investments vary depending on economic and market conditions, including interest rates, and such values can decline as a result of changes in such conditions. Increasing interest rates or a widening in the spread between interest rates available on U.S. Treasury securities and corporate debt, for example, will typically have an adverse impact on the market values of the fixed maturity securities in our investment portfolio. If interest rates decline, we generally achieve a lower overall rate of return on investments of cash generated from our operations. In addition, in the event that investments are called or mature in a declining interest rate environment, we may be unable to reinvest the proceeds in securities with comparable interest rates. The Company may also in the future be required or determine to sell certain investments, whether to meet contractual obligations to our policyholders, or otherwise, at a price and a time when the market value of such investments is less than the book value of such investments.

Declines in the fair value of investments that are considered in the judgment of management to be other than temporary are reported as realized investment losses. We have experienced and may in the future experience losses from other than temporary declines in security values. Such losses are recorded as realized investment losses in the income statement. In addition, we invest in certain limited partnerships and limited liability companies that invest in various financial instruments. These investments are reflected in our financial statements under the equity method; accordingly, positive or negative changes in the value of the investees’ financial instruments are included in net investment income. Thus, our results of operations, in addition to our liquidity and financial condition, could be materially adversely affected if these entities were to experience significant losses in the values of their financial assets.

Our investment and financing strategy exposes us to default and other risks.

The management of our investment portfolio is an important component of our profitability since a substantial portion of our operating income is generated from the difference between the yield achieved on invested assets and, in the case of asset accumulation products, the interest credited on policyholder funds and, in the case of our other products for which reserves are discounted, the discount rate used to calculate the related reserves.

We are subject to the risk, among others, that the issuers of the fixed maturity securities we own will default on principal and interest payments. A major economic downturn or any of the various other factors that affect issuers’ abilities to pay could result in issuer defaults. Because our investments consist primarily of fixed maturity securities and short-term investments, such defaults could materially adversely affect our results of operations, liquidity or financial condition. We continually monitor our investment portfolio and attempt to ensure that the risks associated with concentrations of investments in either a particular sector of the market or a single entity are limited.

At June 30, 2006, mortgage-backed securities comprised 22% of our total invested assets. Mortgage-backed securities subject us to a degree of interest rate risk, including prepayment and extension risk, which is generally a function of the sensitivity of each security’s underlying collateral to prepayments under varying interest rate environments and the repayment priority of the securities in the particular securitization structure. We seek to limit the extent of this risk by emphasizing the more predictable payment classes and securities with stable collateral.

We, through our insurance subsidiaries, maintain a program in which investments are financed using advances from various Federal Home Loan Banks. We have utilized this program to manage the duration of our liabilities and to earn spread income, which is the difference between the financing cost and the earnings from the investments purchased with those funds. At June 30, 2006, we had an outstanding advance of $55.0 million. The advance was obtained at a fixed rate and has a term to maturity of 14.0 years. In addition, we have from time to time utilized reverse repurchase agreements, futures and option contracts and interest rate and credit default swaps in connection with our investment strategy. These transactions may require us to maintain securities or cash on deposit with the applicable counterparty as collateral. As the market value of the collateral or contracts changes, we may be required to deposit additional collateral or be entitled to have a portion of the collateral returned to us. We also maintain a securities lending program under which certain securities from our portfolio are loaned to other institutions for short periods of time. We maintain full ownership rights to the securities loaned and continue to earn interest and dividends on them. The collateral received for securities loaned is recorded at the fair value of the collateral, which is generally in an amount in excess of the market value of the securities loaned. Our institutional lending agent monitors the market value of the securities loaned and obtains additional collateral as necessary.

The types and amounts of investments made by our insurance subsidiaries are subject to the insurance laws and regulations of their respective states of domicile. Each of these states has comprehensive investment regulations. In addition, our revolving credit facility also contains limitations, with which we are currently in compliance in all material respects, on the composition of our investment portfolio. We also continually monitor our investment portfolio and attempt to ensure that the risks associated with concentrations of investments in either a particular sector of the market or a single entity are limited.

Because Delphi is a holding company, its ability to pay dividends on the Class A Common Stock and service Delphi’s debt will depend on receipt of funds from subsidiaries and Delphi’s other financial resources.

Because Delphi is a holding company, its ability to pay dividends on the Class A Common Stock and make payments in respect of Delphi’s indebtedness will depend upon receipt of sufficient funds from its subsidiaries, as well as our financial resources at the holding company level.

We held approximately $114.3 million of financial resources at the holding company level at June 30, 2006, primarily comprised of investments in the common stock of our investment subsidiaries, investments in limited partnerships and limited liability companies and short-term investments. The assets of the investment subsidiaries are primarily invested in limited partnerships and limited liability companies. A shelf registration statement is also in effect under which securities yielding proceeds of up to $106.2 million may be issued by us. Other sources of liquidity at the holding company level include dividends paid from subsidiaries, primarily generated from operating cash flows and investments. Our insurance subsidiaries are permitted, without prior regulatory approval, to make dividend payments totaling $72.5 million during 2006, of which $0.8 million has been paid during the first six months of 2006. In general, dividends from our non-insurance subsidiaries are not subject to regulatory or other restrictions. We had $82.0 million of borrowings available to us under our revolving credit facility as of June 30, 2006.

Our current liquidity needs, in addition to funding our operating expenses, include principal and interest payments on outstanding borrowings under our revolving credit facility, interest payments on the 2033 Senior Notes, and distributions on the Capital Securities and the 2003 Capital Securities. The maximum amount of borrowings under our revolving credit facility, which expires in May 2010, is $200.0 million. The 2033 Senior Notes mature in their entirety in May 2033 and are not subject to any sinking fund requirements but are redeemable by us at par at any time on or after May 15, 2008. The junior subordinated deferrable interest debentures underlying the Capital Securities are not redeemable prior to March 25, 2007. The junior subordinated deferrable interest debentures underlying the 2003 Capital Securities are redeemable, in whole or in part, beginning May 15, 2008.

Our financial position exposes us to interest rate risks.

Because our primary assets and liabilities are financial in nature, our consolidated financial position and earnings are subject to risks resulting from changes in interest rates. We manage this risk by active portfolio management focusing on minimizing our exposure to fluctuations in interest rates by matching our invested assets and related liabilities and by periodically adjusting the crediting rates on our annuity products. The profitability of certain group employee benefit products is also affected by the difference between the yield achieved on invested assets and the discount rate used to calculate the related reserves. We manage this risk by seeking to adjust the prices charged for these products.

Our ability to reduce our exposure to risks depends on the availability and cost of reinsurance.

We transfer our exposure to some risks through reinsurance arrangements with other insurance and reinsurance companies. Under our reinsurance arrangements, another insurer assumes a specified portion of our losses and loss adjustment expenses in exchange for a specified portion of policy premiums. The availability, amount, cost and terms of reinsurance may vary significantly based on market conditions. Any decrease in the amount of our reinsurance will increase our risk of loss and any increase in the cost of reinsurance will, absent a decrease in the reinsurance amount, reduce our premium income. In either case, our operating results could be adversely affected unless we are able to accordingly adjust the prices or other terms of our insurance policies or successfully implement other operational initiatives, as to which no assurance can be given. Furthermore, we are subject to credit risk with respect to reinsurance. We obtain reinsurance primarily through indemnity reinsurance transactions in which we are still liable for the transferred risks if the reinsurers fail to meet their financial obligations. Such failures could materially adversely affect our results of operations, liquidity or financial condition.

Following the terrorist events of September 11, 2001, higher prices and less favorable terms and conditions have been offered in the reinsurance market due to various factors. In the future, our reinsurers may continue to seek price increases, although the extent of any such increases cannot currently be predicted. Also, there has been significantly reduced availability of reinsurance covering risks such as terrorist and catastrophic events. Accordingly, substantially all of our coverages of this nature were discontinued during 2002, which would result in our retaining a higher portion of losses from such events if they occur. We have not been able to replace such coverages on acceptable terms due to present market conditions, and there can be no assurance that we will be able to do so in the future. However, under the Terrorism Act, which terminates on December 31, 2007, the federal government will pay 90% and 85% of our covered losses above the annual deductible during 2006 and 2007, respectively, relating to acts of international terrorism from property and casualty products directly written by SNCC. The occurrence of a significant terrorist or catastrophic event could have a material adverse effect on our results of operations, liquidity or financial condition.

The insurance business is a heavily regulated industry.

Our insurance subsidiaries, like other insurance companies, are highly regulated by state insurance authorities in the states in which they are domiciled and the other states in which they conduct business. Such regulations, among other things, limit the amount of dividends and other payments that can be made by such subsidiaries without prior regulatory approval and impose restrictions on the amount and type of investments such subsidiaries may have. These regulations also affect many other aspects of our insurance subsidiaries’ businesses, including, for example, risk-based capital requirements, various reserve requirements, the terms, conditions and manner of sale and marketing of insurance products, claims-handling practices and the form and content of required financial statements. These regulations are intended to protect policyholders rather than investors. The ability of our insurance subsidiaries to continue to conduct their businesses is dependent upon the maintenance of their licenses in these various states.

In April 2004, the New York Attorney General (“NYAG”) initiated an investigation into certain insurance broker compensation arrangements and other aspects of dealings between insurance brokers and insurance companies, and, in connection therewith, filed a civil complaint in October 2004 against a major insurance brokerage firm based on certain of such firm’s compensation arrangements with insurers and alleged misconduct in connection with the placement of insurance business. Other state regulators subsequently announced the commencement of similar investigations and reviews. We have received administrative subpoenas or similar requests for information from the Illinois Division of Insurance, the Missouri Department of Insurance, the NYAG’s office, the North Carolina Department of Insurance and the Ohio Department of Insurance in connection with their investigations. We anticipate that additional regulatory inquiries may be received by our insurance subsidiaries as the various investigations continue. We have fully cooperated with inquiries we have received to date, and we intend to fully cooperate with any future inquiries of this type.

Based on an internal review in 2004 relating to our insurance subsidiaries, we had identified certain potential issues concerning past insurance solicitation practices involving SNCC and Marsh & McLennan. The instances that we were able to specifically identify in this regard were limited in number and involved modest amounts of premium. We reported on these issues to the NYAG’s office and to the Missouri Department of Insurance. In 2005, SNCC was the subject of a targeted market conduct examination by the Missouri Department of Insurance relating to these issues, which did not result in any significant adverse findings. We will fully cooperate with these and any other regulatory agencies relating to these issues. It is not possible to predict the future impact of this matter on us or of the various investigations, or any regulatory changes or litigation resulting from such investigations, on the insurance industry or on us and our insurance subsidiaries.

From time to time, increased scrutiny has been placed upon the insurance regulatory framework, and a number of state legislatures have considered or enacted legislative measures that alter, and in many cases increase, state authority to regulate insurance companies. In addition to legislative initiatives of this type, the NAIC and insurance regulators are continuously involved in a process of reexamining existing laws and regulations and their application to insurance companies. Furthermore, while the federal government currently does not directly regulate the insurance business, federal legislation and administrative policies (and court interpretations thereof) in a number of areas, such as employee benefits regulation, age, sex and disability-based discrimination, financial services regulation and federal taxation, can significantly affect the insurance business. It is not possible to predict the future impact of changing regulation on our or our insurance subsidiaries’ operations.

Our insurance subsidiaries can also be required, under solvency or guaranty laws of most states in which they do business, to pay assessments to fund policyholder losses or liabilities of insurance companies that become insolvent.

The financial services industry is highly competitive.

We compete with numerous other insurance and financial services companies. Many of these organizations have substantially greater assets, higher ratings from rating agencies, larger and more diversified portfolios of insurance products and larger agency sales operations than we do. Competition in asset accumulation product markets is also encountered from banks, securities brokerage firms and other financial intermediaries marketing alternative savings products, such as mutual funds, traditional bank investments and retirement funding alternatives.

We may be adversely impacted by a decline in the ratings of our insurance subsidiaries or our own credit ratings.

Ratings with respect to claims-paying ability and financial strength have become an increasingly important factor impacting the competitive position of insurance companies. The financial strength ratings of RSLIC as of July 2006 as assigned by A.M. Best, Fitch, Moody’s and Standard & Poor’s were A (Excellent), A (Strong), A3 (Good) and A (Strong), respectively. The financial strength ratings of SNCC as of July 2006 as assigned by A.M. Best, Fitch and Standard & Poor’s were A (Excellent), A (Strong) and A (Strong), respectively. Each of the rating agencies reviews its ratings of companies periodically and there can be no assurance that current ratings will be maintained or improved in the future. Claims-paying and financial strength ratings are based upon factors relevant to policyholders and are not directed toward protection of investors. Downgrades in the ratings of our insurance subsidiaries could adversely affect sales of their products and could have a material adverse effect on the results of our operations. In addition, downgrades in Delphi’s credit ratings could materially adversely affect our ability to access the capital markets. Delphi’s senior unsecured debt ratings as of July 2006 from A.M. Best, Fitch, Moody’s and Standard & Poor’s were bbb, BBB, Baa3 and BBB, respectively. The ratings for RSLIC’s fixed and floating rate funding agreements as of July 2006 from A.M. Best, Moody’s and Standard & Poor’s were a, A3 and A, respectively.

Almost half of the voting power of Delphi is controlled by Robert Rosenkranz, whose interests may differ from those of other securityholders.

Each share of our Class A Common Stock entitles the holder to one vote and each share of our Class B Common Stock entitles the holder to a number of votes per share equal to the lesser of (1) the number of votes such that the aggregate of all outstanding shares of Class B Common Stock will be entitled to cast 49.9% of all of the votes represented by the aggregate of all outstanding shares of Class A Common Stock and Class B Common Stock or (2) ten votes. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. The holders of the Class A Common Stock vote as a separate class to elect one director of Delphi. As of August 1, 2006, Mr. Robert Rosenkranz, our Chairman and Chief Executive Officer, by means of beneficial ownership of the general partner of Rosenkranz & Company and direct or beneficial ownership, had the power to vote all of the outstanding shares of Class B Common Stock, which as of such date represented 49.9% of the aggregate voting power of the Common Stock. Holders of a majority of the combined voting power of our shareholders have the power to elect all of the members of our Board of Directors (other than the director elected by the holders of Class A Common Stock) and to determine the outcome of fundamental corporate transactions, including mergers and acquisitions, consolidations and sales of all or substantially all of our assets. We are a party to consulting and other agreements with certain affiliates of Mr. Rosenkranz under which various fees are paid to such affiliates, and which are expected to continue in accordance with their terms.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), a combined registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the “registration statement”) relating to the offered securities.

Delphi is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports, proxy and information statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website that contains reports, proxy and information statements and other information. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The website address is http://www.sec.gov. In addition, such material can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows Delphi to “incorporate by reference” into this prospectus the information it files with the SEC, which means that it can disclose important information to you by referring to another document filed separately with the SEC. The information that Delphi files after the date of the initial registration statement and prior to the effectiveness of the registration statement will be deemed to be incorporated by reference into this prospectus. The information that Delphi files after the date of this prospectus with the SEC will automatically update and supersede this information. Delphi incorporates by reference into this prospectus the following documents listed below and any future filings made with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules).

•	Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 15, 2006.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed on May 9, 2006.

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 8, 2006.

•
Current Reports on Form 8-K filed on January 19, 2006, February 8, 2006 (SEC Accession No. 0000893220-06-000298), April 19, 2006, April 25, 2006 (SEC Accession No. 0000893220-06-000910), May 3, 2006 and June 1, 2006.

Any statement contained in a document or in information incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

You may request a copy of any of the documents which are incorporated by reference in this prospectus, other than exhibits which are not specifically incorporated by reference into such documents, and Delphi’s constitutional documents, at no cost, by writing or telephoning us at the following:

Delphi Financial Group, Inc.
1105 North Market Street
Suite 1230
P.O. Box 8985
Wilmington, Delaware 19899
Attention: Secretary
Telephone: (302) 478-5142

Delphi has not authorized anyone to give any information or make any representation about Delphi that is different from, or in addition to, that contained in this prospectus or in any of the materials that Delphi has incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applies.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling shareholder, although we will receive the exercise price of the related options upon exercise by the selling shareholder. Any proceeds that we receive from any exercise of such options will be used for general corporate purposes.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND PAYMENTS

Delphi’s Class A Common Stock is publicly traded on the New York Stock Exchange under the symbol “DFG.” The following table sets forth for the fiscal quarters indicated the high and low sales prices for the Class A Common Stock and the dividends per share declared in respect of those quarters. Sales prices and dividends in certain prior periods in the following table and elsewhere in this document have been restated to reflect the 3-for-2 common stock split effected in the form of a 50% stock dividend on June 1, 2006. The last reported sale price of the Class A Common Stock on August 11, 2006 was $38.30 per share.

	High	Low	Cash Dividends
Fiscal 2004
First Quarter	$28.20	$23.99	$0.05
Second Quarter	29.69	24.19	0.05
Third Quarter	29.90	25.88	0.05
Fourth Quarter	31.73	25.17	0.05
Fiscal 2005
First Quarter	$31.40	$27.09	$0.06
Second Quarter	29.93	26.04	0.06
Third Quarter	32.99	29.30	0.06
Fourth Quarter	32.71	28.65	0.06
Fiscal 2006
First Quarter	$35.43	$30.41	$0.07
Second Quarter	36.48	33.29	0.08
Third Quarter (through August 11, 2006)	38.81	33.78	0.08

DIVIDEND POLICY

In 2001, Delphi’s Board of Directors approved the initiation of a quarterly cash dividend payable on our Class A Common Stock and Class B Common Stock. The quarterly cash dividend was $0.05 per share during 2004. In 2005, our Board of Directors increased the cash dividend to $0.06 per share. In the first quarter of 2006, the dividend was increased to $0.07 and in the second quarter it was increased to $0.08 per share. We intend to continue to pay a quarterly dividend at this level. However, the declaration and payment of such dividends, including the amount and frequency of such dividends, is at the discretion of the Board of Directors and depends upon many factors, including our consolidated financial position, liquidity requirements, operating results and such other factors as the Board of Directors may deem relevant.

DESCRIPTION Of COMMON STOCK

The following description of the common stock of Delphi does not purport to be complete and is subject to, and qualified in its entirety by reference to, the more complete description thereof set forth in the following documents: (i) Delphi’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”); and (ii) its Amended and Restated By-Laws, as amended, which documents have been incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part.

Delphi currently is authorized to issue 150,000,000 shares of Class A Common Stock, 20,000,000 shares of Class B Common Stock (the Class A Common Stock and Class B Common Stock shall be referred to collectively herein as the “Common Stock”) and 50,000,000 shares of preferred stock, par value $.01 per share. As of August 11, 2006, there were 43,045,108 shares of Class A Common Stock and 5,671,744 shares of Class B Common Stock outstanding. There are no shares of preferred stock outstanding.

All issued and outstanding shares are fully paid and nonassessable.

General

Subject to the limitations imposed by the terms of Delphi’s preferred stock, if any, holders of the Common Stock are entitled to participate equally in dividends as and when declared by the Board of Directors out of legally available funds. There are no sinking fund or redemption provisions applicable to the Common Stock and the shares of Common Stock are not convertible and do not have any preemptive rights. On liquidation, dissolution, or winding up of Delphi, whether voluntary or involuntary, after payments have been made to holders of outstanding shares of Delphi’s preferred stock, holders of the Common Stock have the right to share ratably in the remaining net assets available for distribution. All shares of Class A Common Stock sold hereunder will be fully paid and non-assessable.

American Stock Transfer and Trust Company is the Transfer Agent for the Common Stock. The Class A Common Stock is listed on the New York Stock Exchange.

Class A Common Stock and Class B Common Stock

All currently outstanding shares of Class A Common Stock and Class B Common Stock are fully paid and nonassessable. The holders of the currently outstanding Class A Common Stock and Class B Common Stock do not have any preemptive rights to subscribe for or purchase any additional securities issued by Delphi. No redemption or sinking fund provisions are associated with the Class A Common Stock or Class B Common Stock. Cumulative voting is not permitted by holders of either the Class A Common Stock or Class B Common Stock.

Voting. Each share of Class A Common Stock entitles the holder thereof to one vote per share. Each share of Class B Common Stock entitles the holder thereof to a number of votes per share equal to the lesser of (1) the number of votes such that the aggregate of all outstanding shares of Class B Common Stock will be entitled to cast 49.9% of all of the votes represented by the aggregate of all outstanding shares of Class A Common Stock and Class B Common Stock or (2) ten votes. Proposals submitted to a vote of shareholders will be voted on by holders of Class A Common Stock and Class B Common Stock voting together as a single class (subject to any voting rights which may be granted to holders of preferred stock), except that holders of the Class A Common Stock will vote as a separate class to elect one director (the “Class A Director”) so long as the outstanding shares of Class A Common Stock represent at least 10% of the aggregate number of outstanding shares of Common Stock. At all meetings of the shareholders of Delphi, unless a separate vote of any class is required, the holders of a majority of the voting power of the Class A Common Stock and Class B Common Stock, represented in person or by proxy, shall constitute a quorum for the transaction of business, and generally, the affirmative vote of the holders of a majority of the votes cast at a meeting at which a quorum is present shall be the act of the shareholders of Delphi. The superior voting rights of the Class B Common Stock might discourage unsolicited merger proposals and unfriendly tender offers and may therefore deprive shareholders of any opportunity to sell their shares at a premium over prevailing market prices.

Transfer. The Certificate of Incorporation does not contain any restrictions on the transfer of shares of Class A Common Stock. Upon transfer of shares of Class B Common Stock to any person except to a “Permitted Transferee” (as defined therein), such shares of Class B Common Stock will automatically be converted into an equal number of shares of Class A Common Stock. Permitted Transferees of any holder of Class B Common Stock include persons or entities who on January 24, 1990 were holders or beneficial owners of Class B Common Stock or had the right to acquire shares of Class B Common Stock upon the exercise of warrants, certain relatives of such holder of Class B Common Stock, the trustee of a trust exclusively for the benefit of such holder of Class B Common Stock and/or one or more of such holder’s Permitted Transferees, the estate of such holder of Class B Common Stock and certain corporations or partnerships of which two-thirds of the voting power is controlled by or under common control with such holder of Class B Common Stock.

Conversion. Class A Common Stock has no conversion rights. Class B Common Stock is convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. If at any time the number of outstanding shares of Class B Common Stock falls below 5% of the aggregate number of issued and outstanding shares of Common Stock or the Board of Directors and the holders of a majority of the outstanding shares of Class B Common Stock approve the conversion of all of the Class B Common Stock into Class A Common Stock, then each outstanding share of Class B Common Stock shall automatically convert into one share of Class A Common Stock. In the event of a transfer of shares of Class B Common Stock, other than to a Permitted Transferee, each share of Class B Common Stock so transferred shall be automatically converted into one share of Class A Common Stock.

Dividends. Holders of Class A Common Stock and Class B Common Stock are entitled to receive cash dividends pro rata on a per share basis if and when such dividends are declared by the Board of Directors of Delphi from funds legally available therefor. In the case of any dividend paid other than in cash, holders of Class A Common Stock and Class B Common Stock are entitled to receive such dividend pro rata on a per share basis. Dividends paid in common stock may be paid (i) in shares of Class A Common Stock on the Class A Common Stock and Class B Common Stock, (ii) in shares of Class B Common Stock on the Class A Common Stock and Class B Common Stock and (iii) in shares of Class A Common Stock on the Class A Common Stock and in shares of Class B Common Stock on the Class B Common Stock.

Liquidation, Merger or Consolidation. Holders of Class A Common Stock and Class B Common Stock share with each other, after payments of any preferential amounts to which the holders of preferred stock are entitled, on a ratable basis as a single class, in the net assets of Delphi available for distribution in respect of Class A Common Stock and Class B Common Stock in the event of liquidation or any payments made on the Common Stock in the event of a merger or consolidation of Delphi.

Other Terms. Neither the Class A Common Stock nor the Class B Common Stock may be subdivided or combined in any manner unless contemporaneously therewith the other class of shares is subdivided or combined in the same proportion.

Additional shares of Class B Common Stock may not be issued except (i) in payment of a stock dividend on then outstanding shares of Class B Common Stock; (ii) in connection with a stock split, reclassification or other subdivision of then outstanding shares of Class B Common Stock; and (iii) pursuant to Delphi’s Amended and Restated Long-Term Performance-Based Incentive Plan.

Delaware Law and Certain Provisions of Delphi’s Certificate of Incorporation

Delphi is subject to the provisions of Section 203 of the Delaware General Corporation Law (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

The Certificate of Incorporation prohibits shareholders from taking any action without a meeting, except upon unanimous written consent. In addition, special meetings of shareholders may only be called by the Board of Directors. These provisions may have the effect of delaying consideration of a shareholder proposal until the next annual meeting unless a special meeting is called by the Board of Directors of Delphi. The Certificate of Incorporation also provides that the Board of Directors has the exclusive power to fill newly created directorships and vacancies in the Board. The Certificate of Incorporation provides that directors of Delphi will not be personally liable for monetary damages for breach of the director’s fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Delphi or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchase or redemptions as provided in section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation provides that Delphi shall indemnify its officers and directors to the fullest extent permitted by Delaware law.

SELLING SHAREHOLDER

Selling Shareholder Table

The following table presents certain information regarding the selling shareholder and the maximum number of shares of our Class A Common Stock the selling shareholder may offer, assuming he exercises his options and elects to sell the shares he will receive upon such exercise.

Name	Shares of Class A Common Stock Beneficially Owned Prior to This Offering (1)	Percent	Maximum Number of Shares That May Be Sold In This Offering (2)	Shares of Class A Common Stock Beneficially Owned After This Offering (1)	Percent
Robert Rosenkranz (3)	454,991	1.0%	307,944	147,047	0.3%

(1)    Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Class A Common Stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, and held by the selling shareholder are deemed outstanding for purposes of computing the percentage ownership of each selling shareholder.

(2)    Assumes that all shares included in this prospectus will be sold by the selling shareholder.

(3)    As of August 11, 2006, Mr. Robert Rosenkranz, Delphi’s Chairman and Chief Executive Officer and the selling shareholder, by means of beneficial ownership of the corporate general partner of Rosenkranz & Company and direct or beneficial ownership, had the power to vote all of the outstanding shares of Class B Common Stock, which as of such date represented 49.9% of the voting power of the Common Stock. Mr. Rosenkranz, as the beneficial owner of the general partner of Rosenkranz & Company, has the power to vote the 5,582,247 shares of Class B Common Stock held by Rosenkranz & Company. Accordingly, Mr. Rosenkranz may be deemed to be the beneficial owner of all of the shares of the Company held by Rosenkranz & Company. In addition, Mr. Rosenkranz has direct or beneficial ownership of 89,497 additional shares of Class B Common Stock and direct or beneficial ownership of 147,047 shares of Class A Common Stock, as well as direct or beneficial ownership of 307,944 shares of Class A Common Stock (the shares that may be sold in this offering) and 1,073,166 shares of Class B Common Stock which may be acquired pursuant to stock options within 60 days and 788,600 deferred shares of Class B Common Stock.

Relationships with the Selling Shareholder

Robert Rosenkranz is our Chairman and Chief Executive.

PLAN OF DISTRIBUTION

Delphi’s Class A Common Stock is traded on the New York Stock Exchange. The shares covered by this prospectus may be sold from time to time by the selling shareholder in transactions through the New York Stock Exchange or on one or more other securities markets and exchanges, in the over-the-counter market, in privately negotiated transactions, or through the writing of options on the shares. They may sell the shares at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. The selling shareholder may effect such transactions by selling these shares to or through broker-dealers, including through block trades in which brokers or dealers may attempt to sell these shares as agents but may position and resell the block as principals to facilitate the transaction.

Any broker-dealers participating in the distribution of these shares may receive compensation in the form of discounts, concessions or commissions from the selling shareholder and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both. In connection with any sales of these shares by the selling shareholder, such selling shareholder and any broker-dealers who participate in such sale may be deemed to be “underwriters” as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares of common stock purchased by them, may be deemed to be underwriting discounts and commissions under the Securities Act.

The rules of the SEC generally prohibit underwriters, brokers, dealers and certain other persons engaged or participating in the distribution of these shares, including the selling shareholder, from making a market in such shares during the “cooling off” period preceding the commencement of such distribution, which may limit the timing of purchases and sales of our common stock by the selling shareholder.

In order to comply with the securities laws of certain states, if applicable, these shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states these shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with. We have agreed to bear all expenses incurred in registering and listing these shares.

There can be no assurance that the selling shareholder will exercise his options in whole or in part or sell any or all of the shares offered hereunder.

LEGAL OPINIONS

Certain legal matters in connection with the offering of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Chad W. Coulter, General Counsel of the Company.

EXPERTS

The consolidated financial statements of Delphi Financial Group, Inc. appearing in Delphi Financial Group, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2005 (including schedules appearing therein) and Delphi Financial Group, Inc. management’s assessment of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PART II   INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, incurred in connection with the distribution of the securities being registered (all amounts are estimated except the SEC registration fee).

SEC registration fee	$1,257
New York Stock Exchange listing fee for common stock	—
Legal fees and expenses	10,000
Accounting fees and expenses	15,000
Miscellaneous	—
Total	$26,257

Item 15. Indemnification of Directors and Officers.

Delphi Financial Group, Inc. is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law (“DGCL”), which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation or is or was serving at the request of such corporation as an officer, director, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding provided such officer, director, employee, or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interest and, with respect to criminal proceedings, had no reasonable cause to believe that his or her conduct was unlawful. Section 145 of the DGCL provides further that a Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is judged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above or any claim therein, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred. Article Eighth of Delphi’s Restated Certificate of Incorporation provides for indemnification of its officers and directors to the full extent permitted by the DGCL.

Article Eighth of the Restated Certificate of Incorporation also provides that directors of the Company will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Delphi or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Item 16. Exhibits.

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form S-1 dated March 13, 1990 (Registration No. 33-32827)).
3.2	Certificate of Amendment of Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to our Form 10-Q for the quarter ended June 30, 1997).
3.3	Amended and Restated By-laws of the Company, as amended (incorporated by reference to Exhibit 3.1 to our Form 8-K dated April 19, 2006).
3.4	Certificate of Amendment of Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Form 10-Q for the quarter ended June 30, 2005).
5.1	Opinion of Chad W. Coulter.
23.1	Consent of Chad W. Coulter (included as part of Exhibit 5.1).
23.3	Consent of Ernst & Young LLP.
24	Powers of Attorney.

Item 17. Undertakings.

THE UNDERSIGNED REGISTRANT HEREBY UNDERTAKES:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of the prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Delphi Financial Group, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 15, 2006.

DELPHI FINANCIAL GROUP, INC.
/s/ Robert Rosenkranz
Robert Rosenkranz
Chairman of the Board and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on August 15, 2006, in the capacities indicated.

Signature	Title
/s/ Robert Rosenkranz Robert Rosenkranz	Chairman of the Board and Chief Executive Officer (Principal Executive Officer) and Director
*	Director
Kevin R. Brine
*	Director
Lawrence E. Daurelle
*	Director
Edward A. Fox
*	Director
Stephen A. Hirsh
*	Director
Harold F. Ilg
*	Director
James M. Litvack
*	Director
James N. Meehan
*	Class A Director
Philip R. O’Connor
*	President, Chief Operating Officer and Director
Donald A. Sherman
/s/ Robert M. Smith, Jr.	Executive Vice President and Director
Robert M. Smith, Jr.
*	Director
Robert F. Wright
* Thomas W. Burghart	Vice President and Treasurer (Principal Accounting and Financial Officer)
*By: /s/ Robert Rosenkranz
Robert Rosenkranz
Attorney in Fact